United States
		Securities and Exchange Commission
			Washington, D.C. 20549

			SCHEDULE 13G


		Under the Securities Exchange Act of 1934
			(Amemdment No._______)*





				PSC, Inc.
			 (Name of Issuer)


				Common
			(Title of Clas of Securities)


				69361E107
			 	(CUSIP Number)



	        		  December 31, 2000
	(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)


CUSIP No.  69361E107

1.	Name of Reporting Persons
	IRS Identification Nos. of above persons(entities only)

	Whelan and Gratny Capital Management #94-3148665

2.	Check the Appropriate Box if a Memeber of a Group

	(a) X
	(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization     USA

5. 	Sole Voting Power	831,887 shares

6.	Shared Voting Power	216,000 shares

7.	Sole Dispositive Power	831,887 shares

8.	Share Dispositive Power	216,000 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	8.5%

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

11. 	Percent of Class Represented by Amount in Rox (11)

12.	Type of Reporting Person	IA